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EMAIL:  KSILVERMAN@OLSHANLAW.COM

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June 27, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Daniel Duchovny Office of Mergers & Acquisitions
Re:	Greenidge Generation Holdings Inc. Schedule TO-I Filed June 17, 2025, amended June 20, 2025 File No. 005-92880

Dear Mr. Duchovny:

On behalf of Greenidge Generation Holdings Inc., a Delaware corporation (the “Company”), we are filing this letter in response to comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter, dated June 25, 2025, with respect to the Company’s Tender Offer Statement on Schedule TO-I filed with the Commission on June 17, 2025, as amended by Amendment No. 1 to Schedule TO-I filed with the Commission on June 20, 2025 (as amended, the “Schedule TO”).

The Company is concurrently filing through EDGAR with the Commission Amendment No. 2 to the Schedule TO (the “Amended Schedule TO”), which reflects the Company’s responses to the comments received from the staff.

To facilitate the staff’s review, the comments are reproduced before each of the Company’s responses thereto. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule TO.

Schedule TO-I filed June 20, 2025

Offer to Purchase - Cover Page, page i

1.	We note your statement that you are conducting “separate offers.” It is unclear how your offer to purchase the subject securities for different types of consideration (among other terms of the offer) can be considered separate offers. Please advise or revise.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 27, 2025

Response: The Company respectfully advises the staff that it is using the term “separate concurrent offers” to describe the structure in which holders of the Old Notes may elect to participate in either the Exchange Offer or the Tender Offer, but not both. The offers are being conducted concurrently and are mutually exclusive—holders cannot concurrently participate in both the Exchange Offer and the Tender Offer.

2.	We note your disclosure on page iv that security holders must tender their securities by 5:00 p.m. on July 2, 2025 to receive the Early Tender Premium. Given that the offer expires on July 17, 2025 at 5:00 p.m., it does not appear that there would be ten business days remaining in the offer after a change in the consideration offer as required by Rule 14e-1(b). Please revise.

Response: In response to the staff’s comment, the Amended Schedule TO provides that all references to the Expiration Date are amended to an expiration date of 12:00 a.m., New York City time, on Friday, July 18, 2025.

Offer to Purchase - Summary Term Sheet, page 1

3.	We note your question and answer at the bottom of page 3 indicating that payment for tendered securities may be made no later than seven business days after the expiration date. Rule 14e-1(c) requires payment to be made promptly after expiration of the offer. We do not believe the timing of your payment conforms to the requirements of the rule. Please revise.

Response: In response to the staff’s comment, the Amended Schedule TO amends the Offer to Purchase/Exchange to provide that the Tender Option consideration or Exchange Option consideration will be delivered promptly following the Expiration Date, which in no event will be later than three business days after the Expiration Date.

Offer to Purchase - Terms of the Tender/Exchange Offer, page 41

4.	We note your disclosure in the last paragraph of page 41 relating to the acceptance of securities tendered prior to the Early Tender Date; please tell us, with a view toward revised disclosure, what are the “certain adjustments” referenced in your disclosure.

Response: In response to the staff’s comment, the Amended Schedule TO amends the Offer to Purchase/Exchange to remove the applicable references to “certain adjustments.”

Offer to Purchase - Amendment; Extension, page 43

5.	With a view toward revised disclosure, please explain to us the meaning of the last sentence of the first paragraph of this section. Please refer to Rule 14e-1.

June 27, 2025

Response: The Company respectfully advises the staff that the referenced sentence is intended to explain that, if an amendment is made to the Tender/Exchange Offer, any Old Notes previously tendered but not accepted by the Company for purchase or exchange, and not validly withdrawn by the holders thereof after such holders were afforded sufficient opportunity to withdraw following such amendment, will remain subject to the Tender/Exchange Offer and may be accepted by us thereafter for purchase or exchange, as applicable. The Amended Schedule TO amends the Offer to Purchase/Exchange to clarify this understanding.

Offer to Purchase - Conditions of the Tender/Exchange Offer, page 52

6.	Refer to the first paragraph of this section. We note the disclosure that you may assert a condition “regardless of the circumstances...” A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the referenced language to clarify that your actions or inactions may not trigger a condition.

Response: In response to the staff’s comment, the Amended Schedule TO amends the referenced language to clarify that the Company’s actions or inactions may not trigger a condition.

7.	Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language indicates that once an offer condition is triggered, you may assert it at any time and from time to time before the expiration date. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: The Company hereby confirms its understanding that when a condition is triggered and the Company decides to proceed with the offer anyway, this constitutes a waiver of the triggered condition. The Company also hereby confirms its understanding that depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. The Company also hereby confirms its understanding that they may not fail to assert a triggered offer condition and, thus, effectively waive it without officially doing so.

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June 27, 2025

Additionally, the Company acknowledges that the Commission cannot accelerate effectiveness of the Company’s Form T-3 (File No. 022-29127) until all comments from the Commission relating to the Schedule TO have been resolved.

Kindly address any comments or questions that you may have concerning this letter or the Amended Schedule TO to me at (212) 451-2327 or KSilverman@olshanlaw.com.

Sincerely,

/s/ Kenneth M. Silverman

Kenneth M. Silverman